Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 30, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracie Mariner and Sasha Parikh

Re:	Scienture Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended September 30, 2024
File No. 001-39199

Dear Ms. Mariner, and Ms. Parikh:

This response letter (this “Response”) is submitted on behalf of Scienture Holdings, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated December 20, 2024 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2023 (the “Form 10-K”), and Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”). For ease of reference, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment

The Company hopes that this letter is helpful and responsive to your request. The responses below are based on information provided by the Company to Dykema Gossett PLLC, the Company’s counsel.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Statements

Note 1- Organization and Basis of Presentation

Intangible Assets and Goodwill, page 65

1.	You state that you recognized a goodwill impairment loss of $5.1 million for the year ended December 31, 2023 resulting from the acquisition of Superlatus which was subsequently determined to be impaired based on the facts and circumstances surrounding the sale of Superlatus on March 5, 2024. Please explain in detail in your response why you did not impair the $9.5 million of intangible assets as of December 31, 2023 that were acquired from Superlatus, in light of the significant reduction in the initial purchase price and the sale of Superlatus for $1. In future filings, as applicable, please revise your risk factor “Our acquisitions and investments in new businesses...”, on page 20, to disclose the $5.1 million goodwill impairment loss in your discussion regarding the divesture of Superlatus and the resulting loss on the disposition.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that its decision to sell Superlatus occurred in the first quarter of 2024. Given that intangible impairment is treated prospectively, the Company did not impair the intangible assets for the preceding period ending December 31, 2023. Due to limited information, the Company was not able to accurately calculate the fair value of the reporting unit including goodwill. Management did not believe that the fair value of the reporting unit was greater than the carrying value. Thus, as of December 31, 2023 the Company wrote off the entirety of the goodwill.

The intangible assets of Sapientia, Inc., a wholly-owned subsidiary of Superlatus, consisting of developed technology, had been recently appraised, with the valuation specialist issuing its report on November 4, 2023, with an effective date of July 31, 2023. Considering the significance of the dollar value of such valuation and there being a recent fair value measurement with no significant adverse changes that had occurred since that date, the Company’s management determined that impairment was not necessary as of December 31, 2023. Subsequently the company disposed of Superlatus for $1 due to operational difficulties.

The Company will supplement its disclosures in future filings to disclose the $5.1 goodwill impairment loss resulting from the acquisition of Superlatus in the risk factor, “Our acquisitions and investments in new businesses and new products, services, and technologies is inherently risky, and could disrupt our ongoing businesses” as shown below:

Our acquisitions and investments in new businesses and new products, services, and technologies is inherently risky, and could disrupt our ongoing businesses.

We have invested and expect to continue to invest in new businesses, products, services, and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenues from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations, and unidentified issues not discovered in our due diligence of such strategies and offerings that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and will not adversely affect our reputation, financial condition, and operating results. To date we have taken losses and/or write-downs on several businesses, products, services, and technologies. For example:

a)	We had $725,973 of loss on impairment of goodwill for the fiscal year ended December 31, 2020, in connection with the acquisition of Community Specialty Pharmacy, LLC;

b)	We designed and invested resources into the “Bonum Health Hub”, a self-enclosed, free standing virtual examination room, which was launched by the Company’s wholly-owned Bonum Health, LLC, in November 2019 and was expected to be operational in April 2020; however, the Company does not anticipate installations moving forward, and took a write off of the hubs purchased at June 30, 2021 in the amount of $143,891, which was included under loss on inventory investments in the statement of operations for the year ended December 31, 2021;

c)	We also used resources and funding to create a Health Passport application during 2020 and 2021, which was planned to store a user’s health and vaccination status and allow confirmation thereof via a QR code; however, we did not generate any revenue from this product and the product was discontinued at the end of December 2021;

d)	We had $792,500 of loss on impairment of intangible assets related to our investment in the joint venture SOSRx, LLC formed in February of 2022. The subsidiary did not generate material revenue and in February of 2023 the Company voluntarily withdrew from the joint venture agreement. The asset impairment is reflected in the statement of operations for the year ended December 31, 2022 as impairment of intangible asset. Additionally, the Company contributed a cash investment of $275,000 in February of 2022 when the joint venture was formed, the Company did not recover this investment as part of the withdrawal settlement;

e)

We recorded a loss of $875,250 in connection with CSP Test Kits purchased for our Community Specialty Pharmacy that were later deemed inappropriate for distribution by the FDA. The inventory was written down and was recorded as loss on inventory investment in the statement of operations during the year ended December 31, 2022; and

d)	During the year ended December 31, 2023 we acquired Superlatus through a merger transaction, however, due to various complications with the post-closing integration we elected to divest Superlatus in March 2024 for $1. As a result of this divestiture, the Company recognized a goodwill impairment loss of $5.1 million for the year ended December 31, 2023.

The use of resources for new businesses and new products, services, and technologies, to the extent such new businesses and new products, services, and technologies do not generate revenues or profits may take management’s focus and time away from more profitable endeavors, may require the Company to take significant write-downs or write-offs, may take funding away from the Company’s other operations or growth opportunities, which may ultimately be more profitable, and may have a material adverse effect on the Company’s cash flows, liquidity and revenues, any or all of which may cause the value of the Company’s securities to decline in value or become worthless.

Form 10-Q for Fiscal Quarter Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 33

2.	We note a significant increase in your research and development expense from the prior periods. In future filings, please expand your disclosure to discuss the costs incurred during each period presented for each of your key research and development product candidates separately. If you do not track your research and development costs by project or program, please disclose that fact, and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by product candidate or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense), which should reconcile to total research and development expense on the statements of operations. Provide draft disclosure with your response.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it will supplement its disclosures in future filings to expand to discuss the costs incurred during each period presented for each of the Company’s key research and development product candidates separately. Using information on the Company’s research and development expenses for the three and nine month periods ending September 30, 2024 and 2023, as an example, the Company expects to set forth the costs incurred for each product candidate substantially as follows:

Research and development expenses were $1,253,983 million for the three and nine months ended September 30, 2024. The Company did not incur research and development expenses for the three and nine months ended September 30, 2023, as such periods predated the Company’s acquisition of former Scienture, Inc.:

		Three Months Ended September 30,
Project Codes	Product Name	2024	2023
SCN-102	Losartan	$322,245	$-
SCN-104	DHE	$870,888	$-
SCN-106	Alteplase	$3,441	$-
SCN-107	Bupivacaine	$36,245	$-
SCN-105	Apomorphine	$21,164	$-
Total		$1,253,983	$-

		Nine Months Ended September 30,
Project Codes	Product Name	2024	2023
SCN-102	Losartan	$322,245	$-
SCN-104	DHE	$870,888	$-
SCN-106	Alteplase	$3,441	$-
SCN-107	Bupivacaine	$36,245	$-
SCN-105	Apomorphine	$21,164	$-
Total		$1,253,983	$-

Critical Accounting Policies

Revenue Recognition, page 36

3.	We note your disclosure stating that IPS is a licensed wholesaler of brand, generic, and non-drug products to customers. IPS takes orders for products, creates invoices for each order, and recognizes revenue at the time the customer receives the product. However, on page 18, you disclose that revenue for your products is recognized when the product is shipped to the customer. In future filings, please revise your disclosures as necessary to resolve the discrepancy.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it will revise its disclosures in future filings to clarify that IPS recognizes revenue when the product is shipped to the customer.

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.